

May 6, 2013

Via E-mail
Shelagh Bone Hunter
President
SBH Associates, Inc.
13702 Rampchester Lane
Houston, Texas 77015

     Re: SBH Associates, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed April 18, 2013
              File No. 333-187245

Dear Ms. Hunter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 from our comment letter dated April 5, 2013. We continue to find inconsistencies in the disclosure throughout your registration statement. Please review your disclosure and ensure that it is consistent throughout. For example only:

- We note you revised the company's address on the forepart of the registration statement and elsewhere. However, on page 37 and elsewhere, you identify a different address for the company.

- We note you state on page 5 and elsewhere that the proceeds from the sale of the shares in the offering will be payable to "Frank J. Hariton, – Escrow Account." However, in the subscription agreement filed as Exhibit 99.1 to your registration statement, you indicate that the checks should be payable to "Gary B. Wolff, P.C. – Escrow Account, Escrow Agent."

- We note you disclose on page 5 and elsewhere that the company can begin to use the proceeds as soon as the funds have been received. However, on page 33 and elsewhere, you disclose that no funds will be released to the company until the offering is completed.

- We note you disclose on page 16 and elsewhere that your legal fees are payable only if and when a registration statement is declared effective. However, on page 16 and elsewhere, you disclose that your legal fees are payable at the time your registration statement becomes effective and the company receives a trading symbol.

- We note you disclose on page 16 and throughout your registration statement that your president agreed to sign a promissory note to counsel for legal fees. However, in Exhibit 10.1, the agreement states that such promissory note is conditioned upon your "President having the necessary resources to make such loan when or if funds are necessary therefor."

- We note you disclose on page 16 and elsewhere that your president agreed to sign a personal promissory note due and payable to counsel for counsel's fees. However, on page 16 and elsewhere, you disclose that your president is responsible for all costs relating to the offering.

- We note you disclose on page 16 and elsewhere that your president has agreed to sign a personal promissory note due and payable to counsel for counsel's fees. However, on page 16 and elsewhere, you indicate that your president will be responsible for the costs related to the offering provided that the company has received a trading symbol for its shares.

- We note you state that you have only one director on page 25 and elsewhere. However, on page 25 and elsewhere, your disclosure also suggests that you have more than one director.

Forepart of the Registration Statement

2.   We note your response to comment 4 from our comment letter dated April 5, 2013. However, we note that you continue to identify yourself as a non-accelerated filer on the forepart of the registration statement. Please explain to us, with a view to disclosure, why you should not be considered a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act. We note that you have no public float and no revenues and that you are seeking to register an offering of 2,000,000 shares of your common stock at a fixed price of $0.01 per share. Please note that a company that qualifies as a smaller reporting

company is required to check the appropriate box on its filings. See Securities Act Release No. 33-8876, Section III.F.3. (Dec. 19, 2007).

Use of Proceeds, page 16

3. We note your response to comment 6 from our comment letter dated April 5, 2013. However, we continue to note your disclosure that your plans for the use of the proceeds received from the offering could change if your president becomes "responsible for all costs relating to the offering if these costs are not paid within six months of the effective date" of the registration statement. Please note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please see Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure to clearly discuss such contingencies and to identify the alternatives to your planned use.

Shelagh Bone Hunter, page 25

4. We note your response to comment 10 from our comment letter dated April 5, 2013. We also note your disclosure that "[i]n 2012, [Ms. Hunter] performed limited services, principally bookkeeping, that she could do from her home." Please revise your disclosure to identify the name and principal business of any corporation or other organization in which Ms. Hunter engaged in such occupation and employment. See Item 401(e)(1) of Regulation S-K.

Summary Executive Compensation Table, page 26

5. We note your response to comment 11 from our comment letter dated April 5, 2013. Please revise your table to identify the issuance of common stock to Ms. Hunter as compensation for the 2012 fiscal year rather than for the 2013 fiscal year.

Common Stock, page 29

6. We note your response to comment 13 from our comment letter dated April 5, 2013. Please also briefly describe any provisions specifying the vote required by security holders to take action. See Item 202(a)(1)(v) of Regulation S-K.

Certain Business Combinations, page 31

7. We note your response to comment 15 from our comment letter dated April 5, 2013. We also note your disclosure that certain provisions of the Nevada Revised Statutes "are applicable to any Nevada company with 200 or more stockholders of record and that has a class of securities registered under Section 12 of the 1934 Securities Exchange Act." Please explain to us, with a view to disclosure, your reason for concluding that you will

be subject to these provisions when you have 200 shareholders after the effectiveness of your registration statement or revise your disclosure as appropriate.

Item 16 Exhibits, page II-2

8.   We note your response to comment 17 from our comment letter dated April 5, 2013. We also note that you disclose throughout your registration statement that Frank J. Hariton has agreed to receive the proceeds from the shares in the offering as an escrow agent and that the transfer agent for your comment stock is Action Stock Transfer Company. Please file as exhibits to the registration statement the related escrow agreement and transfer agent agreement, if applicable, or explain why you believe you are not required to do so.

9.   We note your response to comment 18 from our comment letter dated April 5, 2013. However, we note that your bylaws have not been filed. Please file this exhibit as promptly as possible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202) 551-3429 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Frank J. Hariton, Esq. (Via E-mail)